

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2018

Ryan Perfit
Chief Financial Officer
Fluent, Inc.
33 Whitehall Street, 15th Floor
New York, NY 10004

> **Re: Fluent, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 14, 2018**
> **File No. 001-37893**

Dear Mr. Perfit:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications